Via Facsimile and U.S. Mail
Mail Stop 6010

January 17, 2006

Mr. Gregory L. Weaver
Chief Financial Officer
Nastech Pharmaceutical Company Inc.
3450 Monte Villa Parkway
Bothell, WA 98021

Re: Nastech Pharmaceutical Company Inc.
Amendment #1 to Form 10-K for Fiscal Year Ended December 31, 2004
Filed April 29, 2005
File No. 000-13789

Dear Mr. Weaver:

        We have completed our review of your Form 10-K/A and have no further
comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief